FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of February, 2004

                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                               GRANITE MORTGAGES 03-3 PLC


                               By:      /s/  Clive Rakestrow
                                   ---------------------------------------
                               Name:  L.D.C. Securitisation Director No. 1
                               Limited by its authorized person Clive
                               Rakestrow for and on its behalf
                               Title:  Director
Date: 22 March 2004

                               GRANITE FINANCE FUNDING LIMITED


                               By:      /s/  Nigel  Charles Bradley
                                   ---------------------------------------
                               Name:   Nigel Charles Bradley
                               Title:  Director
Date: 22 March 2004

                               GRANITE FINANCE TRUSTEES LIMITED


                               By:      /s/  Daniel Le Blancq
                                   ---------------------------------------
                               Name:   Daniel Le Blancq
                               Title:  Director
Date: 22 March 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-3 PLC
--------------------------
Granite Mortgages 03-3 Plc, Granite Finance Trustees LImited and Granite Finance Funding Limited
Period 1 February 2004 - 29 February 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                  220,047

Current Balance                                            (GBP)16,895,979,565

Last Months Closing Trust Assets                           (GBP)17,537,520,729

Funding share                                              (GBP)15,686,713,930

Funding Share Percentage                                           92.84%

Seller Share*                                              (GBP)1,209,265,635

Seller Share Percentage                                             7.16%

Minimum Seller Share (Amount)*                              (GBP)709,465,135

Minimum Seller Share (% of Total)                                   4.20%

Excess Spread last quarter annualised (% of Total)                  0.40%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------
                         Number        Principal (GBP)     Arrears (GBP)      By Principal (%)

< 1 Month               216,645        16,659,005,349            0                 98.60%

> = 1 < 3 Months         2,810           198,346,648         2,101,907              1.17%

> = 3 < 6 Months          461             30,132,057          825,272               0.18%

> = 6 < 9 Months           92             5,884,260           293,256               0.03%

> = 9 < 12 Months          30             1,955,141           133,260               0.01%

> = 12 Months               9              656,110             50,694               0.00%

Total                   220,047        16,895,979,565        3,404,389            100.00%
-------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------------------
                             Number          Principal (GBP)        Arrears (GBP)
Total (since inception)       130               6,895,052              327,890
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Properties in Possession                                                    70

Number Brought Forward                                                      49

Repossessed (Current Month)                                                 21

Sold (since inception)                                                      60

Sold (current month)                                                        10

Sale Price / Last Loan Valuation                                          1.06

Average Time from Possession to Sale (days)                                119

Average Arrears at Sale                                             (GBP)2,039

Average Principal Loss (Since inception)*                             (GBP)274

Average Principal Loss (current month)**                                (GBP)0

MIG Claims Submitted                                                         7

MIG Claims Outstanding                                                       0

Average Time from Claim to Payment                                          59
--------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                              Number          Principal (GBP)

Substituted this period                         0               (GBP)0

Substituted to date (since 26 March 2001)    344,923      (GBP)26,658,375,004
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                              Monthly              Annualised

Current Month CPR Rate                         3.80%                 37.16%

Previous Month CPR Rate                        3.65%                 35.49%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                          25.07

Weighted Average Remaining Term (by value) Years                      19.85

Average Loan Size                                               (GBP)76,784

Weighted Average LTV (by value)                                      74.54%

Weighted Average Indexed LTV (by value)                              60.91%

Fast Track (by value)                                                24.81%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                              53.19%

Together (by balance)                                                24.36%

Capped (by balance)                                                   1.81%

Variable (by balance)                                                19.18%

Tracker (by balance)                                                  1.46%

Total                                                                100.0%
-------------------------------------------------------------------------------

Geographic Analysis

---------------------------------------------------------------------------------------------------------
                         Number             % of Total            Value (GBP)               % of Total

East Anglia               4,767                2.17%               366,642,757                 2.17%

East Midlands            16,155                7.34%             1,101,617,868                 6.52%

Greater London           26,462               12.03%             3,313,301,593                19.61%

North                    29,151               13.25%             1,498,673,387                 8.87%

North West               30,440               13.83%             1,865,316,144                11.04%

Scotland                 16,561                7.53%             1,000,241,990                 5.92%

South East               32,914               14.96%             3,419,746,264                20.24%

South West               14,661                6.66%             1,236,785,704                 7.32%

Wales                     9,664                4.39%               581,221,697                 3.44%

West Midlands            14,889                6.77%             1,062,757,115                 6.29%

Yorkshire                24,383               11.08%             1,449,675,047                 8.58%

Total                   220,047                 100%            16,895,979,565                  100%
---------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

---------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)              % of Total

0% < 25%                                       7,201               278,783,663                 1.65%

> = 25% < 50%                                 26,549             1,848,420,164                10.94%

> = 50% < 60%                                 17,295             1,449,675,047                 8.58%

> = 60% < 65%                                 10,073               900,555,711                 5.33%

> = 65% < 70%                                 11,671             1,064,446,713                 6.30%

> = 70% < 75%                                 17,217             1,486,846,202                 8.80%

> = 75% < 80%                                 16,567             1,657,495,595                 9.81%

> = 80% < 85%                                 19,081             1,694,666,750                10.03%

> = 85% < 90%                                 33,125             2,311,370,004                13.68%

> = 90% < 95%                                 46,757             3,313,301,593                19.61%

> = 95% < 100%                                14,340               880,280,535                 5.21%

> = 100%                                         171                10,137,588                 0.06%

Total                                        220,047            16,895,979,565                100.0%
---------------------------------------------------------------------------------------------------------

Repayment Method

---------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)              % of Total

Endowment                                     33,036             2,377,264,325                14.07%

Interest Only                                 19,889             2,449,917,037                14.50%

Pension Policy                                   724                70,963,114                 0.42%

Personal Equity Plan                           1,493               108,134,269                 0.64%

Repayment                                    164,905            11,889,700,820                70.37%

Total                                        220,047            16,895,979,565               100.00%
---------------------------------------------------------------------------------------------------------

Employment Status

---------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)              % of Total

Full Time                                    195,733            14,400,443,383                85.23%

Part Time                                      2,876               162,201,404                 0.96%

Retired                                          519                16,895,980                 0.10%

Self Employed                                 18,674             2,213,373,323                13.10%

Other                                          2,245               103,065,475                 0.61%

Total                                        220,047            16,895,979,565               100.00%
---------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                5.99%

Effective Date of Change                                     1 February 2004
-------------------------------------------------------------------------------

Notes      Granite Mortgages 03-3 plc

------------------------------------------------------------------------------------------------------------------------
                        Outstanding                 Rating           Reference Rate             Margin
                                               Moodys/S&P/Fitch

Series 1

A1                     $501,618,357              Aaa/AAA/AAA              1.20%                  0.08%

A2                     $750,000,000              Aaa/AAA/AAA              1.24%                  0.12%

A3                     $500,000,000              Aaa/AAA/AAA              1.32%                  0.20%

B                       $72,000,000               Aa3/AA/AA               1.57%                  0.45%

M                       $27,000,000                A2/A/A                 1.82%                  0.70%

C                       $50,000,000             Baa2/BBB/BBB              2.57%                  1.45%

Series 2

A                    (euro)640,000,000           Aaa/AAA/AAA              2.27%                  0.19%

B                     (euro)23,000,000            Aa3/AA/AA               2.53%                  0.45%

M                      (euro)7,500,000             A2/A/A                 2.78%                  0.70%

C                     (euro)55,000,000          Baa2/BBB/BBB              3.53%                  1.45%

Series 3

A                     (GBP)340,000,000           Aaa/AAA/AAA              4.22%                  0.19%

B                      (GBP)28,500,000            Aa3/AA/AA               4.48%                  0.45%

M                      (GBP)11,500,000             A2/A/A                 4.73%                  0.70%

C                       (GBP)7,500,000          Baa2/BBB/BBB              5.48%                  1.45%
------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------------------------------------------------
                                                                                              % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)                         (GBP)122,676,688                    5.92%

Class C Notes ((GBP)Equivalent)                                (GBP)76,908,644                    3.71%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                                % of Funding Share

Class B and M Notes ((GBP)Equivalent)                         (GBP)122,676,688                    0.78%

Class C Notes ((GBP)Equivalent)                                (GBP)76,908,644                    0.49%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement                (GBP)33,400,000                    0.21%

Balance Brought Forward                                        (GBP)22,300,000                    0.14%

Drawings this Period                                                (GBP)0                        0.00%

Excess Spread this Period                                       (GBP)943,160                      0.01%

Funding Reserve Fund Top-up this Period*                            (GBP)0                        0.00%

Current Balance                                                (GBP)23,243,160                    0.15%
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                        (GBP)26,915,060                    0.17%

Funding Reserve %                                                    0.6%                          NA
------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom